March 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gordon and Jean Yu

Re:	Commercial Metals Company Form 10-K for the Fiscal Year Ended August 31, 2023 Form 10-Q for the Quarterly Period Ended November 30, 2023 Form 8-K Filed January 8, 2024 File No. 001-04304

Ladies and Gentlemen:

This letter sets forth the response of Commercial Metals Company (the “Company” or “CMC”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 29, 2024, with respect to the above-referenced filings. For your convenience, the Staff’s comments are set forth in bold below, followed by the responses of the Company.

Form 10-Q for the Quarterly Period Ended November 30, 2023

Note 1. Nature of Operations and Accounting Policies, page 8

1.

We note that you changed your reportable segments to reflect a change in the manner in which your business is managed during the first quarter of 2024. Additionally, it appears that you are incorporating your August 31, 2023 annual financial statements on Form 10-K into a registration statement on Form S-3. Please tell us how you considered the need to revise your segment reporting financial statement footnote, description of business, MD&A and other Form 10-K disclosures as necessary to reflect the new reportable segments. The revised annual financial statements and related disclosures could be included in the registration statement or in a Form 8-K incorporated by reference.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has not been required to include the recast annual financial statements (or corresponding updates to the Business and MD&A disclosures) in the Form S-3ASR (No. 333-252191) (the “Registration Statement”) because (1) the Registration Statement was filed with the Commission and effective prior to the time that the Company effected the change in segment reporting, and (2) the Company has not made any offers or sales under the Registration Statement since effecting the change in reportable segments.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

March 14, 2024

The Company originally filed the Registration Statement on January 19, 2021 to register a class of debt securities, and after such filing, the Company completed an underwritten shelf take-down for the issuance of $300 million in aggregate principal amount of registered senior notes. In January 2022, the Company completed another underwritten shelf take-down for the issuance of $600 million in aggregate principal amount of registered senior notes. The Company has not made any offers or sales pursuant to the Registration Statement since the notes offering in January 2022, and the Registration Statement expired on January 19, 2024 on the third anniversary of filing. The Registration Statement included the undertaking required by Item 512(a) of Regulation S-K which requires updating the prospectus “during any period in which offers or sales are being made” for any “fundamental change.”

On January 8, 2024, the Company filed a Form 10-Q for the first full quarter of fiscal 20241, in which it reported financial results reflecting a realigned reporting structure, with three reportable segments: North America Steel Group, Europe Steel Group, and Emerging Businesses Group. The realignment of segments impacts only the Company’s segment reporting and does not affect the Company’s previously reported consolidated results.

The Company will include recast annual financial statements, together with updated Business and MD&A disclosures, in its Form 10-K for the fiscal year ending August 31, 2024 (the “2024 Form 10-K”). The Company acknowledges that this requirement to retrospectively recast audited financial statements may be accelerated in the event that financial statements are required in a registration statement or proxy statement.

However, because the Company has not made any offers or sales under the Registration Statement since filing the first post-event Form 10-Q on January 8, 2024, no update to the annual financial statements (or corresponding Business or MD&A disclosures) is required. If the Company had completed a shelf takedown after January 8, 2024 and before the Registration Statement expired, management would have been required to determine whether the change in segment reporting constituted a “fundamental change,” and if it did constitute a fundamental change, file a Form 8-K with recast annual financial statements together with updated Business, MD&A and related disclosures. See Sections 13110.2 and 13310.1 of the Division of Corporation Finance Financial Reporting Manual.

In addition, while the Company does not have any current plans to file a new registration statement, the Company acknowledges that if it determines to file a new Form S-3 prior to the time that the recast annual financial statements are included in the Company’s 2024 Form 10-K, then it will consider the updating requirements in Item 11(b)(ii) of Form S-3.

[1]	The Company’s fiscal year ends August 31.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

March 14, 2024

Form 8-K Filed January 8, 2024

Exhibit No. 99.1, page 12

2.

We note you adjust certain non-GAAP financial measures for “Mill operational commissioning costs.” Please explain to us how you determined these adjustments are appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise your non-GAAP financial measures in future filings.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has considered Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures (the “Non-GAAP C&DIs”), noting the Staff’s view that presenting a non-GAAP financial measure that eliminates items that are normal, recurring, cash operating expenses necessary to operate a registrant’s business is an example of a measure that could be misleading. For the reasons discussed below, the Company believes the adjustments for “Mill operational commissioning costs” are appropriate considering the Company’s particular facts and circumstances, and such adjustments do not result in non-GAAP financial measures that are misleading.

“Mill operational commissioning costs” relate to the Company’s third micro mill, which was placed into service during the fourth quarter of fiscal 2023 (the “2023 micro mill”). “Mill operational commissioning costs” represent costs incurred after the assets are in the condition for their intended use but during the final stages of testing and commissioning, until the point at which the 2023 micro mill is fully operational. The 2023 micro mill is the first of its kind in the world, allowing production of merchant bar quality products in a single strand continuous process. The Company anticipates producing both rebar and merchant bar at this facility. Other micro mills throughout the world produce only rebar. While current production at the Company’s rebar-only micro mills represents approximately 25 different SKUs, the combined rebar and merchant bar that the Company intends to produce at the 2023 micro mill will represent approximately 200 different SKUs. The merchant bar products anticipated to be produced at this micro mill will consist of a wide variety of shapes and sizes of long steel with much more stringent quality requirements. The higher quality requirements of the merchant bar products also require a different finishing end to the mill, including an inline straightener, stacker and strapper that is separate from the rebar production finishing end. Additionally, the 2023 micro mill is the Company’s first micro mill to utilize Q-ONE technology on an electric arc furnace, which provides measurable energy savings and precise electrical control during production, creating a more stable and consistent output. Also, the 2023 micro mill was constructed with the capability to utilize new technology that connects the electric arc furnace directly to renewable energy sources. The innovative merchant bar production process, new technology and capability to connect to renewable energy sources required additional testing throughout the commissioning phase. Furthermore, the 2023 micro mill was designed to have approximately 40% greater capacity than other micro mills constructed by the Company, providing added complexities during the construction and commissioning process. This additional capacity, along with the merchant bar capability, requires the casting process to cast a billet that is significantly larger than billets cast by other micro mills. The size of the square billets produced by the Company’s existing micro mills are approximately 130mm by 130mm whereas the square billets produced by the 2023 micro mill are approximately 180mm by 180mm. This larger billet size not only adds a significant amount of weight to the process but also requires much greater processing speed control throughout the casting and rolling processes of the mill. Due to the additional testing required as

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

March 14, 2024

a result of the new processes and technology, as well as additional costs incurred due to delays caused by supply chain issues and availability of contract labor, the facility has not yet operated at full capacity thus far during commissioning. The Company expects to continue increasing utilization rates at the 2023 micro mill during the second half of fiscal 2024 and operate at a normal utilization rate during fiscal 2025, such that the adjustments for “Mill operational commissioning costs” related to the 2023 micro mill will cease after fiscal 2024.

The Company’s decision to construct a new micro mill is opportunistic and ultimately discretionary. The mill operational commissioning costs are not expenses necessary to operate the Company’s existing mills or perform other ongoing revenue generating activities. To date, the Company has commissioned only three micro mills in its 109-year history; one commissioned in 2009, one commissioned in 2018, and the 2023 micro mill commissioned in 2023. In each case, the micro mills have been transformational to the steel industry. For example, the 2009 micro mill was the first micro mill in the world to successfully operate and produce rebar in a single strand continuous process. The 2018 micro mill was the first micro mill in the United States to produce hot-rolled, spooled rebar. As a result of the development of new micro mills, the mill operational commissioning costs have recurred occasionally and at irregular intervals; however, the Company believes it is necessary to adjust for these costs as they do not represent normal operating expenses related to the Company’s recurring operations, revenue generating activities, or industry and regulatory environment, and are considered transformative and unique compared to the Company’s existing operations. In addition, as evidenced in historical adjustments, the commissioning costs vary each period based on the nature of the strategic project and progress of commissioning and testing activities. If left unadjusted, the costs would affect the comparability of the Company’s ongoing operating results.

The Company also notes that Question 102.03 of the Non-GAAP C&DIs provides that “[t]he fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K.”

The Company has a robust non-GAAP disclosure policy and review process and considered a number of different factors in determining that the adjustments for “Mill operational commissioning costs” were appropriate and adhered to the Company’s consistent guidelines applied to such adjustments. The Company’s process includes review performed by a Disclosure Committee composed of the Company’s Executive Leadership Team, including, among others, the Chief Executive Officer, Chief Financial Officer, and Chief Legal Officer, and members of management, such as the Chief Accounting Officer, which meets quarterly to evaluate the appropriateness of the Company’s disclosures, including non-GAAP financial measures. In their evaluation, the Disclosure Committee uses their knowledge of rules, regulations and guidance when concluding that an adjustment is appropriate and useful to investors and would not result in a non-GAAP measure that is misleading. Additionally, each reporting period the Company analyzes a table of historical non-GAAP disclosure adjustments to ensure it applies adjustments consistently and without bias, to avoid misleading investors. The Company’s non-GAAP financial measures and adjustments are analyzed across all filings with the Commission and related investor materials.

The adjustments for “Mill operational commissioning costs” are reflected in the non-GAAP measures “core EBITDA,” “adjusted earnings” and “adjusted earnings per diluted share.” The Company believes the disclosure and reconciliations related to these non-GAAP measures allow investors and analysts to understand what the adjustments represent and why they are useful. Furthermore, in assessing the Company’s performance, the

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

March 14, 2024

Company’s management team considers, among others, the non-GAAP financial measure core EBITDA. Publicly disclosing a different version of the performance measure, one not relied upon by management, could be misleading to investors and analysts. Nevertheless, the separate itemization of the mill operational commissioning costs allows investors and analysts to remove the adjustment in their evaluation of the Company’s operating results, if they so choose.

The Company and its Disclosure Committee have considered the prescribed guidance regarding non-GAAP measures and determined that the adjustments for mill operational commissioning costs are appropriate considering the Company’s particular facts and circumstances. Specifically, the mill operational commissioning costs do not represent normal, recurring, cash operating expenses necessary to operate the Company’s business, and the adjustments for these costs enable the Company to present the most useful information to investors and analysts through enhanced comparability of operating performance from period-to-period without resulting in non-GAAP financial measures that are misleading.

To provide enhanced clarity for investors, to the extent materials furnished to or filed with the Commission in the future include non-GAAP measures that reflect adjustments for “Mill operational commissioning costs,” the Company intends to disclose the following additional information:

The adjustment “Mill operational commissioning costs” represents costs incurred during the final stages of testing and commissioning of the Company’s third micro mill, until the point at which the micro mill is fully operational.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

March 14, 2024

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at 972-308-5293 or by e-mail at paul.lawrence@cmc.com.

Very truly yours,

/s/ Paul J. Lawrence
Paul J. Lawrence
Senior Vice President and Chief Financial Officer

cc:

Peter Matt, President and Chief Executive Officer

Jody Absher, Senior Vice President, Chief Legal Officer and Corporate Secretary

Lindsay Sloan, Vice President and Chief Accounting Officer

Audit Committee of the Board of Directors

Jennifer Wisinski, Esq., Haynes and Boone, LLP
Rosebud Nau, Esq., Haynes and Boone, LLP Marty DenBraber, Deloitte & Touche LLP